EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2007 and 2006

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	June 30, 2007	December 31, 2006
Assets

Current assets
Cash	$ 151,571	$ 2,504,377
Short-term investments	538,788	--
Accounts receivable	39,805	14,646
Due from related party (Note 6)	--	235,410
Prepaid expenses and deposits	225,243	170,589
	955,407	2,925,022

Deferred finance cost	18,929	--
Other	7,570	7,007
Equipment	343,390	421,949
Mineral property interests (Note 3)	925,766	910,672

	$ 2,251,062	$ 4,264,650

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 426,730	$ 249,873
Due to related parties (Note 6)	328,930	195,483
Capital lease obligation	5,594	5,365
	761,254	450,721
Capital lease obligation (Note 4)	28,646	31,504
Preference shares (Notes 5 and 6)	696,676	626,724
	1,486,576	1,108,949
Shareholders’ equity
Share capital	32,814,894	33,062,945
Preference shares (Note 5)	87,045	90,902
Warrants	1,085,434	1,085,434
Contributed surplus	2,412,930	2,412,930
Deficit	(35,058,361)	(32,919,054)
Accumulated other comprehensive income (Note 2)	(577,456)	(577,456)
	764,486	3,155,701

	$ 2,251,062	$ 4,264,650

Basis of presentation and operations (Note 1)

Commitments (Note 4)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Sargent H. Berner”

Director

Director

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 22,677	$ 20,507	$ 45,403	$ 42,484
Accretion of debt portion of preference shares	3,123	3,628	6,049	7,191
Ceramext™ research costs (Note 9)	157,650	390,124	326,792	719,993
Exploration expenses (Note 8)	553,728	384,625	1,257,400	882,102
Foreign exchange loss	11,493	27,094	14,401	23,411
Finance expense	13,362	12,190	25,939	24,160
Legal, accounting and audit	63,927	31,133	86,951	48,587
Management and consulting fees	9,710	27,946	18,699	42,261
Office and administration	84,439	167,329	165,479	287,604
Other consulting	4,294	--	18,844	28,309
Salaries and benefits	124,531	195,091	258,933	396,567
Shareholder communications	63,246	53,863	125,942	119,459
Travel	44,181	27,081	68,044	85,850
	1,156,361	1,340,611	2,418,876	2,707,978
Other income
Interest income	(9,427)	(12,790)	(28,220)	(35,894)
Gain on sale of fixed assets	(3,298)	--	(3,298)	--
Loss for the period before income taxes	(1,143,636)	(1,327,821)	(2,387,358)	(2,672,084)
Recovery of future income taxes	--	--	248,051	--
Loss for the period	(1,143,636)	(1,327,821)	(2,139,307)	(2,672,084)
Deficit, beginning of period	(33,914,725)	(29,138,990)	(32,919,054)	(27,794,727)

Deficit, end of period	$ (35,058,361)	$ (30,466,811)	$ (35,058,361)	$ (30,466,811)

Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	83,759,406	65,650,967	83,759,406	65,594,845
Total common shares outstanding at end of period	83,759,406	65,691,099	83,759,406	65,691,099

Interim Statements of Comprehensive Income

	Three months ended June 30, 2007	Six months ended June 30, 2007
Loss for the period before comprehensive income	$ (1,143,636)	$ (2,219,307)
Other comprehensive income	--	--
Comprehensive loss for the period	$ (1,143,636)	$ (2,139,307)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Six months ended June 30, 2007

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ --	$ 2,319,034	$ (577,456)	$ (27,794,727)	$ --	$ 3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	(13,566)	--	--	--	37,063
Shares issued for other
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	107,462	--	--	--	107,462
Cumulative translation adjustment	--	--	--	--	--	577,456	--	(577,456)	--
Loss for the year	--	--	--	--	--	--	(5,124,327)	--	(5,124,327)
Balance, December 31, 2006	83,759,406	33,062,945	90,902	1,085,434	2,412,930	--	(32,919,054)	(577,456)	3,155,701
Gold conversion option reclassified as debt	--	--	(3,857)	--	--	--	--	--	(3,857)
Recovery of future income tax	--	(248,051)	--	--	--	--	--	--	(248,051)
Loss for the period	--	--	--	--	--	--	(2,139,307)	--	(2,139,307)
Balance June 30, 2007	83,759,406	$ 32,814,894	$ 87,045	$ 1,085,434	$ 2,412,930	$ --	$ (35,058,361)	$ (577,456)	$ 764,486

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cash provided by (used for):
Operations:
Loss for the period	$ (1,143,636)	$ (1,327,821)	$ (2,139,307)	$ (2,672,084)
Items not involving cash
Amortization	43,222	42,745	86,493	86,003
Gain on sale of fixed asset	(3,298)	--	(3,298)	--
Accretion of debt component of preference shares	3,123	3,628	6,049	7,191
Unrealized foreign exchange loss (gain)	53,635	28,309	59,483	25,665
Recovery of future income tax	--	--	(248,051)	--
Changes in non-cash operating working capital
Accounts receivable	(3,114)	(987)	(25,159)	19,045
Due to/from related parties	236,440	(45,523)	368,857	14,882
Prepaid expenses and deposits	(83,496)	37,547	(54,654)	21,302
Accounts payable and accrued liabilities	81,992	2,202	180,124	(163,598)
Capital lease obligations	--	4,152	--	4,152
	(815,132)	(1,255,748)	(1,769,463)	(2,657,442)

Investing activities:
Mineral property acquisition costs	(15,000)	(35,897)	(15,094)	(35,991)
Equipment additions	643	(20,630)	(18,568)	(35,784)
Purchase of short term investments	344,635	--	(538,788)	--
Proceeds on disposition of prototype equipment	10,000	--	10,000	--
	340,278	(56,527)	(562,450)	(71,775)

Financing activities:
Common shares issued for cash	--	37,063	--	37,063
Deferred share issue costs	(18,929)	--	(18,929)	--
Capital lease payments	(1,964)	--	(1,964)	--
	(20,893)	37,063	(20,893)	37,063
Decrease in cash and cash equivalents during the period	(495,747)	(1,275,212)	(2,352,806)	(2,692,154)
Cash, beginning of period	647,318	2,006,997	2,504,377	3,423,939
Cash, end of period	$ 151,571	$ 731,785	$ 151,571	$ 731,785

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

1.

Basis of presentation and operations:

The accompanying consolidated financial statements for the interim periods ended June 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006.

As at June 30, 2007, the Company has no source of operating cash flow and has an accumulated deficit of $35,058,361.  In addition, the Company has working capital, which is defined as current assets less current liabilities, of $194,153 and has capitalized $925,766 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $2,139,307 for the period ended June 30, 2007.  Operations for the period ended June 30, 2007, have been funded primarily from net changes in working capital balances.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management believes that it will be able to secure the necessary financing to continue operations into the future.  At June 30, 2007, and as at the date of these interim financial statements, the Company has incurred and accrued severance costs related to several employees of the Company.  To continue its operations at a reduced level, it is necessary for the Company to obtain the financing necessary to continue operations at the Idaho-Maryland Mine in Grass Valley.

These financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

2.

Accounting policies:

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value.  Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period.  Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  Under this new standard, the valuation of the preference shares attributable to the gold-conversion option is more appropriately classified as a non-current liability.  As a result, $3,857 has been moved from the equity component of the preference shares to the debt component of the preference shares.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The cumulative translation adjustment of $577,456 has been included in the transition adjustment to opening balance.  There would be no income tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

3.

Mineral property interests:

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  In February 2007, the Company negotiated an extension to the mining lease and option to purchase agreement whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.  The Company agreed to a quarterly option payment of $75,000 beginning on May 1, 2007, continuing for the term of the revised lease.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement, in addition to the final option payment of $25,500 under the original lease.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

3.

Mineral property interests (continued):

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments to June 30, 2007, totalled $45,000.

Rozan Gold Property, British Columbia

The Company has a 100% interest, subject to a 3% NSR, in the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid to date) and issuing 200,000 common shares, which were issued.  One additional cash payment of Cdm$40,000 is remaining, due in August 2007, whereupon the Company will be vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors.

4.

Capital lease obligation:

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At June 30, 2007, future minimum lease payments under capital leases are $44,578, including $9,022 of anticipated interest payments, payable at $697 monthly.  The current portion is $5,594.

5.

Share capital:

Authorized

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

Common shares

During the six months ended June 30, 2007, 18,360,000 warrants exercisable at a price of Cdn$0.70, expired, unexercised.  In addition, 463,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled and 125,000 stock options, exercisable at a price of Cdn$0.30, expired, unexercised.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

5.

Share capital (continued):

Preference shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, beginning of period	3,948,428	$ 90,902
Reclassification of gold conversion option	--	(3,857)
Balance, end of period	3,948,428	87,045
Debt Portion of Class A Preference Shares	June 30, 2007	December 31, 2006
Balance, beginning of period	$ 626,724	$ 613,871
Accretion of debt	6,049	14,469
Foreign exchange (gain) / loss on debt	60,046	(1,616)
Reclassification of gold conversion option	3,857	--
	69,952	12,853
Balance, end of period	$ 696,676	$ 626,724

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2007, $238,313 (December 31, 2006 - $194,148) in dividends payable has been accrued and is classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The adoption of the standards discussed in Note 2 resulted in the reclassification of $3,857 from the equity component of preference shares to the debt component of preference shares.

Warrants:

The following are the warrants outstanding at June 30, 2007:

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
18,739,823	Weighted Average Exercise Price: Cdn$0.41

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

5.

Share capital (continued):

Stock options:

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares, or 8,375,941 common shares.  At June 30, 2007, 6,338,000 stock options are outstanding, exercisable for periods up to ten years.

6.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 4).

Balances receivable from (d):	June 30, 2007	December 31, 2006
LMC Management Services Ltd. (a)	$ --	$ 235,410
	$ --	$ 235,410
Balances payable to (d):
LMC Management Services Ltd. (a)	$ 86,603	$ --
Directors, officers and employees	4,014	1,335
Preference shares	238,313	194,148
	$ 328,930	$ 195,483

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the six months ended June 30, 2007, $387,607 (2006 - $454,428) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of Cdn$21,000 (2006 – Cdn$15,062) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (a) above.

(c)

Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in Note 5.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 5.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

7.

Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

8.

Exploration expenses:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 59	$ --	$ 59	$ 539
Geological and geochemical	121,007	193,183	251,190	390,925
Land lease and taxes	75,000	30,270	176,844	60,540
Mine planning	272,560	91,512	691,502	254,397
Site activities	83,266	58,294	147,247	161,672
Transportation	1,033	10,948	2,006	12,200
Incurred during the period	552,925	384,207	1,268,848	880,273
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	431	126	860	210
Site activities	194	--	251	--
Assistance and recoveries	--	--	(294)	--
Incurred during the period	625	126	817	210
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	(105)	207	37	1,535
Site activities	153	--	157	--
Assistance and recoveries	--	--	(12,465)	--
Incurred during the period	48	207	(12,271)	1,535
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	99	84	269	84
Site activities	31	--	44	--
Assistance and recoveries	--	--	(307)	--
Incurred during the period	130	84	6	84
Exploration costs incurred during the period	$ 553,728	$ 384,624	$ 1,257,400	$ 882,102

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2007 and 2006

(expressed in United States dollars)

9.

Ceramext™ process research costs:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Ceramext™ Process Costs
Amortization and prototype materials for research	$ 19,754	$ 53,897	$ 41,809	$ 105,565
Ceramext™ technology royalties	20,000	10,000	40,000	20,000
Professional fees	--	9,654	1,407	14,089
Marketing and commercialization	499	1,546	569	5,753
Consumable materials	263	17,762	720	27,126
Engineering costs	82,386	224,987	170,935	417,501
Sample preparation	164	17,022	680	35,466
Site costs	33,489	55,256	64,800	94,493
Transportation	1,095	--	5,872	--
Incurred during the period	$ 157,650	$ 390,124	$ 326,792	$ 719,993